Corporación Andina de Fomento

Torre CAF, Piso 9

Avenida Luis Roche, Altamira,

Caracas, Venezuela

April 17, 2020

Via EDGAR

Securities and Exchange Commission,

    100 F Street, N.E.,

        Washington, D.C. 20549.

Re:   Corporación Andina de Fomento –

Registration Statement under Schedule B (File No. 333-237669)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Corporación Andina de Fomento hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 3:00 p.m. Eastern Time on Tuesday, April 21, 2020 or as soon thereafter as practicable.

Very truly yours,

/s/ Gabriel Felpeto

Gabriel Felpeto

Corporate Vice President

of Finance and Chief Financial Officer

cc:	Michael Coco

(Securities and Exchange Commission)

Elizabeth Freed

(Corporación Andina de Fomento)

Robert S. Risoleo

Paul J. McElroy

(Sullivan & Cromwell LLP)